Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

April 14, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re:	RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281401; 811-23366); Response to Examiner Comments on N-2

Dear Ms. Hamilton:

This letter responds to the staff’s comments that you provided on April 3, 2025, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	Item C.7 on the latest Form N-CEN did not indicate any exemption from Rule 18f-4. If you could please explain in correspondence why or revise as appropriate. We note that within the registration statement that states, “With respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust (as further discussed below under “-Tender Option Bonds”), the Fund will treat such investments as derivatives in compliance with Rule 18f-4 under the 1940 Act.”

The Fund confirms the box in Item C.7.n.iv of Form N-CEN was inadvertently left unchecked in the Fund’s Form N-CEN filing as of June 30, 2024. The Fund will disclose its reliance on Rule 18f-4 of the 1940 Act, as applicable in future Form N-CEN filings.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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